Halifax House Price Index

National Index | February 2002

02028063

FOR IMMEDIATE RELEASE | THURSDAY, 7TH MARCH 2002

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) **330.1** Monthly Change **1.5%** Annual Change **16.9%**

Standardised Average Price (seasonally adjusted) **£101,980**

- UK house prices rose by 1.5% in February (seasonally adjusted) the fourth successive strong increase since October 2001.
- The annual rate of house price inflation in the UK increased to 16.9%.
- The increase in house prices largely reflects a bounce back in confidence from the lows seen in the aftermath of September's terrorist attacks in America and continued supply shortages in the market.
- In separate research published today, Halifax has found significant regional variation in first-time buyer affordability. For example, the average deposit required by a first-time buyer has risen from around £6,000 in 1988 to over £13,000 in 2001.


House Price Inflation
(% change, year on year)
16
12
8
4
0
-4
1995
1996
1997
1998
1999
2000
2001
2002

Source: Halifax House Price Index

SUPPL
PROCESSED
APR 19 2002
THOMSON FINANCIAL

Commenting on the figures Gary Styles, Head of Group Economics, said:

"The housing market has started 2002 strongly with little sign of the widely anticipated slowing. House prices have risen by over 8% in the last 4 months and by 16.9% in the last year. Although this largely reflects a bounce back in consumer confidence from the lows of the September terrorist attacks, supply shortages in the market are also contributing to higher house prices.

These figures fit very well with the recent data published on consumer confidence, consumer credit and mortgage growth. The UK consumer is continuing to borrow and spend against a background of a weak US and world economy. However, we continue to expect slowing UK economic growth and rising unemployment will result in an easing in house price inflation over the course of 2002.

First-time buyers are continuing to find it difficult to buy property in London and the south as supply shortages and high prices are preventing buyers from getting on to the property ladder. However, we expect that an easing in house price inflation in 2002 (particularly in London) will provide some help to this important buyer group"

dlw 4/10

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